FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE MONTH OF     DECEMBER, 2001
                                     ---------------------

                              INSIDE HOLDINGS INC.
                              --------------------
                (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X     Form 40-F
                                   -----             -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS THE COMPANY'S QUARTERLY REPORT FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2001.

                             INSIDE HOLDINGS INC.


                         UNAUDITED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                          (A DEVELOPMENT STAGE COMPANY)


                                OCTOBER 31, 2001

INSIDE  HOLDINGS  INC.
BALANCE  SHEETS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

======================================================================================

                                                            October 31,     April 30,
                                                                   2001          2001
--------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                      $     1,482   $     6,940
  Receivable                                                        837           681
                                                            ------------  ------------

                                                                  2,319         7,621

INTELLECTUAL PROPERTY (Note 3)                                   10,000        20,000
                                                            ------------  ------------

                                                            $    12,319   $    27,621
======================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                  $    20,195   $    13,894
  Due to related parties (Note 4)                                80,125        64,075
                                                            ------------  ------------

                                                                100,320        77,969
                                                            ------------  ------------

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized
      100,000,000  common shares without par value
    Issued
      4,637,600  common shares (April 30, 2001 - 4,637,600)   3,368,694     3,368,694
  Deficit accumulated during the development stage             (130,267)      (92,614)
  Deficit                                                    (3,326,428)   (3,326,428)
                                                            ------------  ------------

                                                                (88,001)      (50,348)
                                                            ------------  ------------

                                                            $    12,319   $    27,621
======================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
===============================================================================================

                                  Cumulative
                                     Amounts
                                    From the
                                    Start of
                                 Development
                                    Stage on
                                      May 1,   Three Month Period Ended  Six Month Period Ended
                                     2000 to          October 31,              October 31,
                                               ------------------------------------------------
                                        2001      2001         2000         2001        2000
-----------------------------------------------------------------------------------------------


EXPENSES
  Amortization                    $   30,000   $    5,000   $   10,000   $   10,000   $ 10,000
  Consulting                           7,500            -            -            -      7,500
  Listing and transfer agent fees     18,669        4,685        5,594        5,375      7,724
  Management fees                     40,000        7,500        7,500       15,000     15,000
  Office and general                   7,041          513        3,799          554      6,447
  Professional fees                   22,058        1,014       11,293        6,724     11,293
                                  -----------  -----------  -----------  -----------  ---------


LOSS FOR THE PERIOD               $ (125,268)  $  (18,712)  $  (38,186)  $  (37,653)  $(57,964)
===============================================================================================

BASIC AND DILUTED LOSS PER SHARE               $   (0.004)  $   (0.008)  $   (0.008)  $ (0.013)
===============================================================================================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                         4,637,600    4,637,600    4,637,600  4,637,600
===============================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENT  OF  CASH  FLOWS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
=============================================================================================

                                  Cumulative
                                     Amounts
                                   From  the
                                   Start  of
                                 Development
                                   Stage  on
                                     May  1,  Three Month Period Ended  Six Month Period Ended
                                     2000 to          October 31,            October 31,
                                 October 31,  -----------------------------------------------
                                        2001       2001        2000       2001        2000
---------------------------------------------------------------------------------------------

CASH FLOWS FROM
  OPERATING ACTIVITIES
  Loss for the period                $(130,267)  $(18,712)  $ (38,186)  $(37,653)  $ (57,964)
  Item not involving cash:
    Amortization                        30,000      5,000      10,000     10,000      10,000

  Change in non-cash
    working capital items:
    (Increase) decrease
      in receivable                       (837)       169      (2,160)      (156)     (3,258)
    Increase (decrease)
      in accounts payable                1,262        415       4,184      6,301      (3,858)
    Increase (decrease) in due to
      related parties                   36,025      8,025    (133,889)    16,050     (96,588)
                                     ----------  ---------  ----------  ---------  ----------

  Cash used in operating activities    (63,817)    (5,103)   (160,051)    (5,458)   (151,668)
                                     ----------  ---------  ----------  ---------  ----------

CASH FLOWS FROM
  FINANCING ACTIVITIES
   Issuance of capital stock            65,000          -     205,513          -     205,513
                                     ----------  ---------  ----------  ---------  ----------

   Cash provided by
      financing activities              65,000          -     205,513          -     205,513
                                     ----------  ---------  ----------  ---------  ----------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Purchase of intellectual property          -          -     (40,000)         -     (40,000)
                                     ----------  ---------  ----------  ---------  ----------

  Cash used in investing activities          -          -     (40,000)         -     (40,000)
                                     ----------  ---------  ----------  ---------  ----------

INCREASE (DECREASE) IN CASH
  FOR THE PERIOD                         1,183     (5,103)      5,462     (5,458)     13,845

CASH, BEGINNING OF PERIOD                  299      6,585       8,682      6,940         299
                                     ----------  ---------  ----------  ---------  ----------

CASH, END OF PERIOD                  $   1,482   $  1,482   $  14,144   $  1,482   $  14,144
=============================================================================================

CASH PAID FOR INCOME TAXES           $       -   $      -   $       -   $      -   $       -
=============================================================================================

CASH PAID FOR INTEREST               $       -   $      -   $       -   $      -   $       -
=============================================================================================


The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
STATEMENT  OF  SHAREHOLDERS'  EQUITY
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

=================================================================================================

                                       Common        Common     Deficit
                                       Shares        Shares  Accumulated
                                   Issued and    Issued and     During
                                   Fully Paid   Fully  Paid  Development
                                     (Number)      (Amount)      Stage       Deficit       Total
-------------------------------------------------------------------------------------------------


Balance, April 30, 1998               488,235   $ 3,163,181  $       -   $(3,044,438)  $ 118,743

  Cancellation of shares                 (635)            -          -             -           -
  Loss for the year                         -             -          -       (94,464)    (94,464)
                                    ----------  -----------  ----------  ------------  ----------

Balance, April 30, 1999               487,600     3,163,181          -    (3,138,902)     24,279

  Loss for the year                         -             -          -      (187,526)   (187,526)
                                    ----------  -----------  ----------  ------------  ----------

Balance, April 30, 2000               487,600     3,163,181          -    (3,326,428)   (163,247)

  Shares issued for cash              650,000        65,000          -             -      65,000
  Shares issued for debt settlement 3,500,000       140,513          -             -     140,513
  Loss for the year                         -             -    (92,614)            -     (92,614)
                                    ----------  -----------  ----------  ------------  ----------

Balance, April 30, 2001             4,637,600     3,368,694    (92,614)   (3,326,428)    (50,348)

  Loss for the period                       -             -    (37,653)            -     (37,653)
                                    ----------  -----------  ----------  ------------  ----------

Balance, October 31, 2001           4,637,600   $ 3,368,694  $(130,267)  $(3,326,428)  $ (88,001)
=================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2001

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed governing jurisdiction from the province of British Columbia to the Yukon.

     Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.


     On May 1, 2000, the Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of: (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names; (2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. The vendor has agreed not to demand payment of the note until such time as the Company has sufficient working capital to satisfy its current obligations, including the note. The note remains non-interest bearing. In addition, the Company has agreed to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends to carry on the business of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular brand.

     As a consequence of the agreement and the Company's plans, these financial statements have been prepared to reflect a new development stage commencing on May 1, 2000.

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     As at October 31, 2001, the Company had a working capital deficiency of $98,001 and has incurred losses of $130,267 from the start of its new development stage on May 1, 2000 to October 31, 2001.

     The Company's ability to continue as a going concern is dependant upon, among other things, its ability to raise additional capital and successfully develop the new line of business, which is not assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2001

================================================================================


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.


     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


     INTELLECTUAL  PROPERTY

     Intellectual property is recorded at cost and is amortized over two years.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2001

================================================================================


     LOSS  PER  SHARE

     Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

     SEGMENTED  INFORMATION

     The Company currently conducts its operations in Canada in one business segment.

3.   INTELLECTUAL PROPERTY
     ========================================================================================

                                                                           Net Book Value
                                                                     ------------------------
                                                       Accumulated   October 31,    April 30,
                                                Cost   Amortization         2001         2001
      ---------------------------------------------------------------------------------------
     Domain names                          $   40,000    $   30,000   $   10,000     $ 20,000
     ========================================================================================

4.   DUE TO RELATED PARTIES
     ========================================================================================

                                                                     October 31,    April 30,
                                                                            2001         2001
     ----------------------------------------------------------------------------------------
     Due to a company controlled by directors of the Company.        $     40,125  $   24,075

     Due to a company controlled by directors of the Company and
       Secured by the intellectual property.                               40,000      40,000
                                                                     ------------  ----------

                                                                     $     80,125  $   64,075
     ========================================================================================

     Unless otherwise noted, amounts due to related parties are non-interest bearing and unsecured.

     The fair value of amounts due to related parties are not determinable as they have no specific repayment terms.

5.   RELATED PARTY TRANSACTIONS

     The Company entered into the following transactions with related parties during the period ended October 31, 2001:

INSIDE HOLDINGS INC.
NOTES  TO THE FINANCIAL STATEMENTS
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)
OCTOBER 31, 2001

================================================================================

     a) Paid or accrued $15,000 (2000 - $15,000) in management fees to a company controlled by directors of the Company.

     These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     NEW  UNITED  STATES  ACCOUNTING  STANDARDS

     Accounting for derivative instruments and hedging activities

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued SFAS No. 138, which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of these statements will have a significant impact on its financial statements.

     Comprehensive  income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the years ended April 30, 2001 and period ended October 31, 2001, there were no other items of comprehensive income.

                       MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names;
(2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. The Vendor has agreed not to demand payment until such time as the Company has sufficient working capital to satisfy its current obligations, including the note. The note remains non-interest bearing. In addition, the Company has agreed to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million.

The Company acquired the domain names with the intention of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations depends to a great extent on its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. To date, the Company has not been successful in securing either and there is no assurance that the Company will be successful in the future. Present market conditions are such that Internet-based companies are, in general, experiencing difficulty attracting the necessary resources to carry out their business plans. As a consequence, the Board of Directors continues to closely monitor the Company's progress and may choose to discontinue its current plans in the future and combine with another business, which may also be highly speculative in nature. The Company has not engaged in any formal discussions concerning potential business combinations.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations to October 31, 2001. As of October 31, 2001 the Company had cash equivalents of $1,482 and a working capital deficit of $98,001. Total liabilities exceeded the book value of total assets by $88,001.

The Company's ability to satisfy its liabilities and meet its obligations as they become due is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company and there are no assurances that the Company will be successful in securing such necessary funding.

The common shares of the Company were recently listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "IHLGF". There is, however, no assurance that a market for the Company's shares will develop, or if a market develops that it will continue.

OPERATIONS

The Company's expenses are solely administrative in nature and include, professional fees, management fees and transfer agent expenses. There is no material change in the nature and amount of expenses incurred in comparative periods.

INVESTOR  RELATIONS

The Company did not undertake any investor relations activities during the quarter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                INSIDE  HOLDINGS  INC.



Date:  December 12, 2001                      By:  /s/  Leonard Petersen
                                                 ----------------------------
                                              Name:  Leonard Petersen
                                              Title:  President